201 ST. CHARLES AVENUE NEW ORLEANS, LOUISIANA 70170-5100 504-582-8000 FAX 504-582-8583 www.joneswalker.com
Curtis R. Hearn Not admitted in Alabama Direct Dial: 504-582-8308 Direct Fax: 504-589-8308 chearn@joneswalker.com

June 10, 2014

Via EDGAR United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Mike Volley Staff Accountant

Re:	Hancock Holding Company

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 00-13089

Dear Mr. Volley:

By letter dated May 28, 2014, the Staff provided to Hancock Holding Company certain comments with respect to its review of its Annual Report on Form 10-K for Fiscal Year ended December 31, 2013. The Company is working diligently to respond to the Staff’s letter. However, a complete response to the second of the two comments made by the staff requires gathering information from various sections within the company, and given that certain of the employees are away on previously scheduled absences, management requested that we request on the company’s behalf additional time to respond to the comment letter. We discussed this request with you on Monday June 9, and you advised that the request was acceptable provided that we follow up on the telephone conversation with this letter. Barring any additional unforeseen developments (in which case we will promptly notify the Commission), the company will submit its response no later than Tuesday June 24, 2014. Based on your remarks, we will assume that this request has been granted unless we hear any objection from you.

United States Securities and Exchange Commission

June 10, 2014

Thank you for your assistance with these matters. If you have any questions or concerns, please contact me at your earliest convenience at (504)-582-8308.

Sincerely,

/s/ Curtis R. Hearn

Curtis R. Hearn

cc:	Carl J. Chaney

Michael M. Achary

Stephen E. Barker